Exhibit 4(c)

DESCRIPTION OF ENTERGY CORPORATION’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

References in this exhibit to “we,” “us,” or “our” are to Entergy Corporation, and does not include our subsidiaries.

As of May 23, 2024, the only security registered by us under Section 12(b) of the Securities Exchange Act of 1934, as amended, is our common stock, par value $0.01 per share.

The following descriptions of our common stock and the relevant provisions of our certificate of incorporation, as amended and restated (the “Restated Certificate”), and our bylaws, as amended (the “Amended Bylaws”) are summaries and are qualified by reference to the Restated Certificate and the Amended Bylaws that are filed as exhibits to the Annual Report on Form 10-K to which this is filed as an exhibit. The following also summarizes certain applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and that summary is qualified by reference to the DGCL.

General

Our authorized capital stock consists of 499,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, no par value.

Our Board of Directors (the “Board”) is authorized to establish, from time to time, series of the preferred stock and to fix the rights and preferences of each series of preferred stock, including dividend rates and preferences, conversion provisions, voting rights, redemption provisions, liquidation rights and preferences, preemption rights and other matters; provided that no share of preferred stock shall have more than one vote per share.

Dividend Rights

We will pay dividends on our common stock as determined by the Board out of legally available funds. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or distributions or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends or distributions, loans or advances. If the Board fixes the rights of a series of preferred stock and issues that series of preferred stock, holders of such series of preferred stock may be entitled, in preference to holders of the common stock, to dividends at the rate fixed for that series by the Board. Those dividends may be cumulative or noncumulative as determined by the Board.

As of May 23, 2024, we have junior subordinated debentures outstanding. In accordance with the terms of the junior subordinated debentures, we have the right, from time to time, to defer the payment of interest on our outstanding junior subordinated debentures on one or more occasions for up to ten consecutive years. We may issue, from time to time, additional junior subordinated debentures or other securities that (i) provide us with rights to defer the payment of interest or other payments and (ii) contain dividend restrictions in the event of the exercise of such rights. In the event that we were to exercise any right to defer interest or other payments on currently outstanding or future series of junior subordinated debentures or other securities, or if there were to occur certain payment defaults on those securities, we would not be able, with limited exceptions, to pay dividends on our common stock during the periods in which such payments were deferred or such payment defaults continued. In addition, we might issue other securities in the future containing similar or other restrictions on, or that affect, our ability to pay dividends on our common stock.

Voting Rights

Holders of common stock are entitled to one vote for each share held by them on all matters submitted to our stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Unless otherwise required by law and subject to any special voting rights that may vest in the holders of preferred stock, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the shares represented at a stockholder meeting and entitled to vote on the subject matter shall be the act of the stockholders. Under the DGCL, the Restated Certificate may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the proposed amendment (which would include the common stock and any series of preferred stock which, by its terms or applicable law, was so entitled to vote), and, if any class or series of shares is entitled to vote as a class, then the proposed amendment must be approved by the required vote of each class or series of shares entitled to vote as a class. At a meeting for the election of directors at which a quorum is present, subject to the rights, if any, of holders of preferred stock that may have been issued, directors are elected by a majority of votes cast with respect to such director; provided, however, that, if the number of nominees is greater than the number of directors who will be elected, the nominees receiving a plurality of the votes cast will be elected as directors. If our Board fixes the rights of a series of preferred stock and issues that series of preferred stock, such series of preferred stock may or may not be entitled to voting rights; provided, that no share of preferred stock shall have more than one vote per share.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, voluntarily or involuntarily, the holders of our common stock will be entitled to receive the remainder, if any, of our assets after the payment of all our debts and liabilities. In addition, if the Board fixes the rights of a series of preferred stock and issues that series of preferred stock, holders of such series of preferred stock may be entitled, in preference to holders of the common stock, in voluntary and involuntary liquidation, to the amounts fixed for that series by the Board, which may include unpaid accumulated dividends.

Preemptive Rights

The holders of our common stock do not have a preemptive right to purchase shares of our common stock or securities convertible into such shares nor are they liable for future capital calls or to assessments by us. If our Board fixes the rights of a series of preferred stock and issues that series of preferred stock, holders of such series of preferred stock may be entitled to preemptive rights to purchase shares of our common stock or securities convertible into such shares.

Listing

Our common stock is listed under the symbol “ETR” on both the New York Stock Exchange and the NYSE Chicago.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, doing business as EQ Shareowner Services.

Certain Anti-Takeover Effects

General. Certain provisions of the Restated Certificate, the Amended Bylaws and the DGCL could have the effect of delaying, deferring or preventing an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the Board. The provisions described below may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt which is unfair to our stockholders.

Business Combinations. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. The restrictions on business combinations with interested stockholders contained in Section 203 do not apply to a corporation whose certificate of incorporation or bylaws contains a provision expressly electing not to be governed by the statute; however, neither the Restated Certificate nor the Amended Bylaws contain a provision electing to “opt-out” of Section 203.

Special Meetings. Pursuant to the DGCL, a special meeting of stockholders may be called by the Board or by any other person authorized to do so in the Restated Certificate or the Amended Bylaws. The Restated Certificate and the Amended Bylaws provide that special meetings of stockholders may only be called by: the Board; the Chairman of the Board; a majority of the members of the entire Executive Committee of the Board; the Chief Executive Officer; or the holders of a majority of the outstanding shares of our common stock entitled to vote at the special meeting.

Advance Notice Requirements for Stockholder Nominations and Proposals. The Amended Bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. A stockholder who wishes to bring a matter before a meeting must comply with our advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even in the case that such directors may represent less than a quorum.